UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 333-138178
CUSIP NUMBER
NOTIFICATION OF LATE FILING	45338FAC8

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	April 1, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Indalex Holdings Finance, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

75 Tri-State International, Suite 450
Address of Principal Executive Office (Street and Number)

Lincolnshire, IL 60069
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Indalex Holdings Finance, Inc.(the "Registrant") is not able to file its Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 because of delays in closing the books of accounts of a foreign company in which the Registrant has a material equity investment.  The Registrant currently expects to file its Quarterly Report Form 10-Q within the 5-day extension period afforded by Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael E. Alger	(847)	810-3122
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended April 1, 2007, the Registrant’s net sales were $291.2 million, compared to $310.9 million for the three months ended April 2, 2006.  Extrusion shipment volume fell 14.6% as a result of weak market demand, particularly in the Residential Building and Construction end-user market.  Net sales reflect higher base aluminum prices, which were up an average of 13% in the three months ended April 1, 2007 compared to the three months ended April 2, 2006.

For the three months ended April 1, 2007, the loss from operations was $2.1 million, compared to income from operations of $0.4 million in the three months ended April 2, 2006.  The decrease was due to the volume drop, an increase of $1.8 million in audit and legal expenses related to the filing of an SEC registration statement,

for the exchange of our senior secured notes, and Sarbanes-Oxley compliance; an increase of $1.6 million in restructuring expenses and a $1.1 million decrease in gains related to mark-to-market on derivatives.

Increases in unit freight and energy costs were partially offset by a slight improvement in unit labor costs. For the three months ended April 2, 2006, income from operations was reduced by $7.8 million due to the write up of inventory to fair value as the result of purchase accounting.

For the three months ended April 1, 2007, net loss was $6.7 million as compared to a net loss of $6.8 million in the three months ended April 2, 2006. For the three months ended April 1, 2007, interest expense was $9.9 million, compared to $6.4 million in the three months ended April 2, 2006.  Interest expense was higher in 2007 because the borrowings we incurred in connection with the February 2006 acquisition were on our books for the full period.  Income from equity method investment in AAG was $4.9 million, as compared to $1.8 million a year ago, as AAG’s volume increased significantly, due to the opening of their new production facility. Net loss for the three months ended April 2, 2006 also reflects $5.5 million in payments to Sun Capital in connection with the acquisition.

For more information see the attached income statement attached hereto as Exhibit A.

Indalex Holdings Finance, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 16, 2007	By	/s/ Michael E. Alger
Executive Vice President, Secretary, Treasurer, Chief Financial Officer (principal financial and accounting officer) and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A

INDALEX HOLDINGS FINANCE, INC.
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME
For the Periods January 1, 2007 through April 1, 2007, January 1, 2006 through February 1, 2006 and
February 2, 2006 through April 2, 2006
(Dollars in thousands)
(Unaudited)

	Three months ended
		April 2, 2006
	April 1, 2007	Jan 1-Feb 1	Feb 2-Apr 2
	(Successor)	(Predecessor 2)	(Successor)

Net sales	$291,222	$100,019	$210,912

Costs and expenses:
Cost of sales	277,089	95,127	199,820
Selling, general, and administrative	13,954	5,548	8,855
Management fees to affiliates	319	125	308
Amortization of intangible assets	2,608	920	1,939
Other (income) expense	(885)	195	428
Restructuring charges	1,618	—	—
(Gain) loss on disposal of assets	58	—	(140)
Mark-to-market on derivatives	(1,476)	(3,619)	1,039
Total costs and expenses	293,285	98,296	212,249

Income (loss) from operations	(2,063)	1,723	(1,337)

Other income (expense):
External interest expense	(9,893)	(24)	(6,418)
Deferred financing costs	(596)	—	(401)
Income from equity method investment in AAG	4,917	643	1,143
Affiliated acquisition fees	—	—	(5,475)

Income (loss) before income taxes	(7,635)	2,342	(12,488)

Income tax provision (benefit)	(948)	703	(4,065)

Net income (loss)	$(6,687)	$1,639	$(8,423)